Mail Room 4561

January 12, 2010

Robert Ipson
CEO, Principal Executive Officer
Piranha Ventures, Inc.
34808 Staccato Street
Palm Desert, California 92211

> **Re: Piranha Ventures, Inc.**
> **Registration Statement on Form 10**
> **Filed December 17, 2009**
> **File No. 000-21909**

Dear Mr. Ipson:

We have reviewed the above-referenced Form 10 registration statement of Piranha Ventures, Inc. and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please note that your registration statement will become effective by operation of law 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13(a) of the Securities Exchange Act of 1934. We also may continue to comment on your registration statement after the effective date. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

Special Note Regarding Forward-Looking Statements, page 3

2.   Please note that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings, which we consider this to be. Please either delete any references to the Private Securities Litigation Reform Act or make clear that the safe harbor does not apply to you.

Item 1. Business

Organization and Corporate History, page 3

3.   We note in your disclosure that Piranha is in the process of investigating potential business ventures, which, in management's opinion, will provide a source of eventual profit to Piranha. Please tell us what steps, if any, you have taken to effectuate a business combination.

Item 1A. Risk Factors

General

4.   The captions in this section should concisely describe the risk to investors that results from the uncertainty or circumstances that affect your business. As examples, the captions: "We will have only a limited ability to evaluate potential new directors and officers, and the management of target businesses," and "There is a lack of meaningful public market for our securities" fail to highlight for investors the risks that you are identifying. Each distinct risk should be concisely identified in a separate caption and discussed in the related paragraph. Generic or vague formulations of the resulting risks should be avoided. Revise throughout.

5.   We note in several of your risk factors that you reference your current directors and officers; however, it appears that you only employ one officer. Please revise throughout.

Item 2. Financial Information

Liquidity and Capital Resources, page 9

6.   We note that management has indicated a willingness to help support Piranha's ongoing expenses through the purchase of securities of Piranha or through loans, and that management anticipates only nominal continuing expenses. To the extent possible, please disclose the amount and nature of the expenses you expect to incur during the next 12 months and how you plan to fund these amounts

should your current management choose not to pay such expenses on your behalf.

Item 5. Directors and Executive Officers

Management, page 11

7.   Your disclosure in this section indicates that Mr. Ipson and Mr. Olsen are
        nominees for the director position. Please revise or advise accordingly.

8.   Please ensure that your disclosure briefly describes the business experience during
        the past five years of each director and executive officer as required by Item
        401(e) of Regulation S-K. Include the names of the business or organization,
        along with the respective dates of employment, for each director and executive
        officer. In this regard, we note on page 5, that your officers and directors do not
        work full time for Piranha and may have outside business interests that directly
        conflict with those of Piranha. Please revise your disclosure to indicate if they
        hold positions in other businesses which present a conflict of interest when
        evaluating possible merger partners or other businesses you may consider for
        acquisition in the future. Also, please confirm that Mr. Ipson is not currently a
        director of any other public company. See Item 401(e)(2) of Regulation S-K.

9.   Please tell us whether Angela Ross and Brant Dee are currently directors of the
        Company, as we note that they are listed as directors in your Form D filed on
        October 22, 2009.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page
13

10.   Your disclosure indicates that no material transactions occurred during the last
        five fiscal years in which the amount involved exceeded $120,000 or one percent
        of the average of your total assets at year-end for the last three completed fiscal
        years. However, in note 4 to the Financial Statements, you state that during 2006,
        2007, 2008 and 2009, a corporation affiliated with an officer and director of
        Piranha and a shareholder of Piranha paid certain outstanding obligations of
        Piranha, for a total of $26,745. Please revise your disclosure in this section to
        provide a materially complete description of this debt or tell us why you believe
        that the debt need not be disclosed under Item 404 of Regulation S-K.

11.   Although your caption signals that you will discuss director independence, a
        corresponding discussion does not ensue. Please provide the disclosure required
        by Item 407(a) of Item Regulation S-K.

Item 15. Financial Statements and Exhibits

General

12.   In light of your lack of current operations, please tell us how you considered whether the company should be identified as a development stage enterprise as defined in paragraphs 8 and 9 of SFAS 7. If you determine that the company is currently a development stage enterprise, please revise your financial statements to present the disclosures required by paragraphs 11 and 12 of SFAS 7. Note that footnote 7 of paragraph 11(b) indicates that for a dormant enterprise that is reactivated to undertake development stage activities, the disclosure of cumulative amounts shall be from inception of the development stage.

Item 1. Index to Exhibits, page 17

13.   We note that you have incorporated by reference exhibits 3.01, 3.02 and 3.03 from your SB-2 Registration Statement filed December 23, 1996 (file number 333-18605). However, you appear to be ineligible to incorporate exhibits by reference because you do not currently have a reporting requirement with the Commission. See Item 10(d) of Regulation S-K. Please file the complete exhibits with your amended registration statement or advise.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Stephani Bouvet at (202) 551-3545. If you need further assistance, you may contact me at (202) 551-3456.

Sincerely,

Matthew Crispino
Attorney Adviser